November 5, 2013

VIA EMAIL AND EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	Aspen Insurance Holdings Limited (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-31909

Dear Mr. Rosenberg:

Further to your letter of October 31, 2013, we have set out below our responses to the questions raised and, where indicated in this letter, our disclosures included in our Form 10-Q for the quarter ended September 30, 2013 and our proposed disclosures to be included in our Form 10-K for the fiscal year ended December 31, 2013.

For your convenience, we set forth in this letter the comments from your letter in bold typeface and include the Company’s response below such comments.

Note 2. Basis of Preparation and Significant Accounting Policies

(b) Accounting for Insurance and Reinsurance Operations

Policy Acquisition Expenses, page F-12

1.	Please provide us revised disclosure to be included in future periodic reports that addresses the following requirements of ASC 944-30-50-1:

•	Please revise your policy disclosure to clarify that the nature of acquisition costs capitalized relates only to the costs associated with successful efforts;

•	Disclose the amount of acquisition cost amortized for the period; and

•	Clarify whether the policy acquisition expenses line-item on your statements of operations and comprehensive income includes expenses that are not capitalized and amortized.

The Company is of the view that it has correctly applied ASC 944-30-50-1 in its financial statements for the year ended December 31, 2012 such that only costs relating to the successful acquisition of business have been capitalized and subsequently amortized.

In response to the Staff’s specific comments regarding the amount of acquisition costs deferred and costs amortized for the period, we have provided the below disclosures in the Company’s most recent Quarterly Report on Form 10-Q for the period ended September 30, 2013 (including new note 10 to the financial statements) where relevant, and intend to provide similar disclosures in the Company’s future financial statements and related notes, as relevant.

The following table represents a reconciliation of beginning and ending deferred policy acquisition costs for three and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012
	($ in millions)
Balance at the beginning of the period	$264.4	$233.2
Acquisition costs deferred	108.2	101.9
Amortization of deferred policy acquisition costs	(110.5)	(103.1)

Balance at the end of the period	$262.1	$232.0

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
	($ in millions)
Balance at the beginning of the period	$223.0	$184.5
Acquisition costs deferred	361.4	348.7
Amortization of deferred policy acquisition costs	(322.3)	(301.2)

Balance at the end of the period	$262.1	$232.0

We also intend to clarify the Company’s use of Policy Acquisition Expenses by renaming it where relevant as “Amortization of Deferred Policy Acquisition Costs.” Consistent with the Company’s disclosure of its accounting policy in respect of the treatment of General and Administrative Expenses, the Company intends to further clarify that policy acquisition expenses are incurred when a policy is issued and only the costs directly related to the successful acquisition of new and renewal insurance contracts are deferred and amortized over the same period as the corresponding premiums are recorded as revenues.

Note 11. Income Taxes, page F-42

2.	Please provide us proposed disclosure to be included in future periodic reports that addresses the following issues related to disclosure in your income tax rate reconciliation table on page F-43:

•

Please explain the significant prior year adjustments relative to expected tax benefit/expense in 2012 and 2010. Please separately tell us why these adjustments were recorded in the periods they were and why they are not indicative of errors in your previous period financial statements; and

•

Please separately disclose each of the reconciling items that represent greater than 5% of your expected income tax benefit/expense as required by Item 4-08(h)(2) of Regulation S-X. In this regard, the absolute value of your “other” reconciling item is approximately 53% of the expected tax benefit in 2012.

To the extent necessary to understanding the changes in your effective income tax benefit/expense for each period presented, please also provide revised MD&A disclosure, as applicable, to be included in future periodic reports.

Income tax returns for our U.S. and U.K. operating subsidiaries are filed with the U.S. and U.K. tax authorities after the submission date of our Annual Report on Form 10-K, which results in differences between the estimated tax provision included in the Form 10-K and the final tax charge levied. After completing local tax filing obligations, any adjustments to the original tax liabilities that are identified are accounted for in the next periodic filing. In both 2012 and 2010, one of the key drivers leading to differences between the estimated and final tax liability are differences between the income reported for Form 10-K purposes and the U.K. entity level taxable profits reported in the U.K. tax returns.

In preparation of the financial statements for the year ended December 31, 2012, the Company considered both the prior year adjustments and other reconciling items within the tax disclosure note. Given the quantum of the reconciling balances, the Company determined that the reconciling balances were not material and therefore did not require any additional disclosure. In future disclosures of the Company’s financial statements, the Company will include greater detail to the extent helpful in providing a greater understanding of the tax charge in the period.

In its financial statements for the year ended December 31, 2013, the Company intends to provide the following additional clarifying disclosures, to the extent applicable for such years:

“The prior period charge of $3.4 million reported in 2010 primarily relates to finalization of the tax liability for the year ended December 31, 2009. This was due to a net increase in taxable profits reported in the U.K. financial statements.

The prior period credit of $4.9 million reported in 2012 predominantly relates to a re-classification to Other Comprehensive Income of a tax charge on investment gains and an adjustment to the valuation of employee stock awards deductible for U.K. tax purposes which took place after finalization of the Form 10-K.

The “Other” line item for $7.6 million (for the year ended December 31, 2012) included within the Income Tax Reconciliation table relates to an uncertain tax provision for $9.6 million as further disclosed in Note 11 under “Uncertain tax positions” and a $2.0 million tax credit for non-taxable items. The uncertain tax position relates to the uncertainty over the quantum of interest that is tax deductible under U.K. tax legislation.”

Note 18. Commitments and Contingencies

(d) Contingencies, page F-61

3.

On page 76 you state that you do not believe that the eventual outcome of any specific litigation, arbitration or alternative dispute resolution proceedings to which you are currently a party will have a material adverse effect on the financial condition of your business as a whole. Please provide us proposed disclosure to be included in future periodic reports that discusses your assessment of materiality on your results of operations and cash flows taking into consideration the courts motion for partial summary judgment against the company for $42 million in 2011. In addition, please revise your disclosure to address the required disclosures of ASC 450-20-50.

Based on available information, management forms an opinion on whether the ultimate resolution of pending or threatened litigation or arbitration is probable, reasonably possible or remote and if any loss or impairment from such matters would have a material effect on the Company’s financial condition, results of operations or liquidity. As of December 31, 2012, there were no material loss contingencies that were deemed to be other than remote. Accordingly, the Company determined that no disclosure relating to loss contingencies was required in the consolidated financial statements. In respect of the motion for partial summary judgment against the Company for $42 million in 2011, we confirm that we have complied with ASC 450-20-50 in concluding that no further disclosure was required based on legal advice as to the probable outcome and, in particular, the absence of a realistic chance that the judgment of $42 million would prevail. In addition, the Company received confirmation from its E&O insurers that insurance coverage was available to us for amounts above our own retention in the unlikely event the judgment prevailed. As disclosed in the Company’s 10-Q for the quarter ended March 31, 2012, the matter was settled in March 2012 and the settlement amount did not have a material impact on net income for the period.

Notwithstanding our past practice, the Company acknowledges the Staff’s comment and has included the following disclosure, within the Commitment and Contingencies note (note 15(d)) in the most recent Quarterly Report on Form 10-Q for the period ended September 30, 2013 and intends to make similar disclosures in its future filings where applicable:

“In common with the rest of the insurance and reinsurance industry, the Company is also subject to litigation and arbitration in the ordinary course of business. The Company’s Operating Subsidiaries are regularly engaged in the investigation, conduct and defense of disputes, or potential disputes, resulting from questions of insurance or reinsurance coverage or claims activities. Pursuant to insurance and reinsurance arrangements, many of these disputes are resolved by arbitration or other forms of alternative dispute resolution. Such legal proceedings are considered in connection with estimating the Company’s Insurance Reserves – Loss and Loss Adjustment Expenses, as provided on the Company’s consolidated balance sheet.

In some jurisdictions, noticeably the U.S., a failure to deal with such disputes or potential disputes in an appropriate manner could result in an award of “bad faith” punitive damages against the Company’s Operating Subsidiaries. In accordance with ASC 450-20-50-4b, for (a) reasonably possible losses for which no accrual is made because any of the conditions for accrual in ASC 450-20-25-2 are not met and (b) reasonably possible losses in excess of the amounts accrued pursuant to ASC 450-20-30-1, the Company will provide an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.

As of September 30, 2013, based on available information, it was the opinion of the Company’s management that the probability of the ultimate resolution of pending or threatened litigation or arbitrations, having a material effect on the Company’s financial condition, results of operations or liquidity would be remote.”

In response to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you for your consideration of the responses. If you have any further questions or comments, please contact me at 011-44-207-184-8212, Michael Groll of Willkie Farr & Gallagher LLP at 1-212-728-8616 or Joseph Ferraro of Willkie Farr & Gallagher LLP at 011-44-203-580-4707.

Yours sincerely,

/s/ John Worth

John Worth

Chief Financial Officer

Aspen Insurance Holdings Limited

Cc:	Sasha Parikh, Staff Accountant
Mark Brunhofer, Review Accountant
U.S. Securities and Exchange Commission

Michael Cain

Grahame Dawe

Patricia Roufca

Aspen Insurance Holdings Limited

Philip Smart

KPMG Audit Plc

Joseph Ferraro

Michael Groll

Willkie Farr & Gallagher LLP

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